Exhibit 99.1
CHINA FINANCE ONLINE PARTNERS AGAIN WITH SUBSIDIARY OF
SHANGHAI STOCK EXCHANGE TO PROVIDE STOCK MARKET DATA
SERVICES
BEIJING, January 7/Xinhua-PRNewswire/ — China Finance Online Co., Limited (Nasdaq: JRJC), a leading provider of value added financial information, data, and analytics to individuals and companies of all sizes in China, today announced that it has entered into a license agreement with Shanghai Stock Exchange Information Network Co., Ltd. (“SSEINC”), which is associated with the Shanghai Stock Exchange (“SSE”).
Under the agreement, China Finance Online is certified by SSEINC to distribute TopView, a recently released series of trading data and statistics for stocks listed on SSE. Among other things, TopView reveals valuable statistics, such as trading volume and prices of various types of trading accounts, which give investors unique insight to identify and analyze major market participants’ trading activities in specific stocks and help investors make better decisions. In addition, China Finance Online is also authorized to use TopView to enhance and upgrade features and functionalities of its existing products and develop new products.
“In June 2006 we became a licensed distributor and value-added service provider of Level II quotes released by SSE. Once again, we are selected to partner with SSE to distribute its recently released TopView market data.” Mr. Zhiwei Zhao, the CEO of China Finance Online, commented, “Through this partnership, we believe we are in a better position to strengthen the growth of value added financial information services, our core business. “
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com